UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-36907

Hailiang Education Group Inc.

386, Jiefangbei Road

Diankou Town, Zhuji

Zhejiang Province, PRC 311814

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name:	Ming Wang
Title:	Chairman and Chief Executive Officer

Date: September 9, 2015

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Hailiang Education Announces Opening of New Campus in Zhuji

ZHUJI, China, September 9, 2015 — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced the opening of Hailiang Educational Park, its new campus located in Zhuji, Zhejiang Province. Over 11,000 students and 900 teachers began classes on the new campus at the start of the school year on Monday, September 7, 2015.

Hailiang Educational Park spans an area of approximately 850,000 square meters and has a gross floor area of approximately 550,000 square meters. Hailiang Educational Park will provide a comprehensive range of basic educational programs ranging from kindergarten to high school and also includes the Company’s renowned international program. The Company’s Zhuji Hailiang Foreign Language School and selected programs from Tianma Experimental School and Zhuji Private High School were relocated to the Hailiang Education Park. Tianma Experimental School’s and Zhuji Private High School’s remaining programs will continue to operate on their existing respective campuses, each with more than 1,800 students and 4,700 students enrolled, respectively, at the start of the school year.

The new campus boasts state-of-the-art facilities including classroom buildings, an administrative building, track fields, student dormitories, teachers and staff dormitories, dining halls, a school hospital, a swimming pool and a hotel. A ceremony will be held to celebrate the opening of the Hailiang Educational Park and start of the school year at 9:00 am, Beijing time, on September 10, 2015 at Zhiyuan Square of Hailiang Educational Park.

Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education, commented, “We are proud to announce the opening of Hailiang Educational Park, our new campus located in Zhuji. As a leading private K-12 educational services provider, we are committed to providing parents with the best education possible for their kids, which is the foundation of our trusted brand. This brand new campus offers advanced facilities at many levels and serves as a significant milestone in our development and highlights our continuous efforts to improve and expand the range of educational services we offer to students and parents. We believe it will also better position us as we look to capture more opportunities in the private school industry.”

About Hailiang Education

Hailiang Education is the third largest provider of private K-12 educational services in the People’s Republic of China and the largest provider of private K-12 educational services in the Yangtze River Delta region (comprising Zhejiang province, Jiangsu province and Shanghai), as measured by the total number of students enrolled in 2012, according to a report prepared by CCID Co., Ltd., an independent market research firm. Founded in 1995, the Company now operates three centrally managed schools through its PRC affiliated entities under the “Hailiang” brand in Zhuji city, Zhejiang province: Zhuji Hailiang Foreign Language School, Zhuji Private High School, and Tianma Experimental School. Its schools offer a basic educational program, an international program at the kindergarten, primary school, middle school, and high school levels, as well as courses designed for university-bound students studying for A-levels courses in the United Kingdom or the SAT courses in the United States.

For more information, please visit http://ir.hailiangedu.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contact:

Mr. Bo Lyu

T: +86 575 8706-9788

lvbo@hailiangeducation.com

Mr. Christian Arnell

T: +86 10 5900-1548 in Beijing

carnell@ChristensenIR.com

Mrs. Linda Bergkamp

T: +1 480-614-3004

lbergkamp@christensenir.com